Exhibit 99.1

ORBOTECH REPORTS THIRD QUARTER 2018 RESULTS

2018 third quarter highlights

•	Revenues of $261.2 million

•	Gross margin of 46.3%

•	GAAP EPS of $0.59 (diluted); non-GAAP EPS of $0.79 (diluted)

2018 fourth quarter revenue guidance

•	Fourth quarter 2018 revenue is expected to be approximately $270 million

YAVNE, ISRAEL, November 7, 2018 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the third quarter of 2018.

During the third quarter of 2018, the Company continued to perform well and to provide its customers with innovative solutions that enable them to overcome some of the most difficult production challenges they face today. The Company expects to conclude the year with revenues of approximately $1.05 billion, reflecting a year-over-year growth rate of around 17%.

Revenues for the third quarter of 2018 totaled $261.2 million, compared with $245.7 million in the third quarter of 2017, and $267.5 million in the second quarter of 2018.

In the Company’s Production Solutions for Electronics Industry segment:

•

Revenues from the Company’s printed circuit board (“PCB”) business were $94.7 million (including $56.7 million in equipment sales) in the third quarter of 2018. This compares to PCB revenues of $85.7 million (including $52.6 million in equipment sales) in the third quarter of 2017.

•

Revenues from the Company’s flat panel display (“FPD”) business were $78.2 million (including $65.6 million in equipment sales) in the third quarter of 2018. This compares to FPD revenues of $76.0 million (including $64.5 million in equipment sales) in the third quarter of 2017.

•

Revenues from the Company’s semiconductor device (“SD”) business were $79.0 million (including $62.8 million in equipment sales) in the third quarter of 2018. This compares to SD revenues of $78.6 million (including $65.9 million in equipment sales) in the third quarter of 2017.

Revenues in the Company’s other segments totaled $9.3 million in the third quarter of 2018, compared with $5.4 million in the third quarter of 2017.

Service revenues for the third quarter of 2018 were $68.7 million, compared with $59.2 million in the third quarter of 2017.

Gross profit and gross margin in the third quarter of 2018 were $120.8 million and 46.3%, respectively, compared with $118.0 million and 48.0%, respectively, in the third quarter of 2017.

GAAP net income and GAAP net income margin in the third quarter of 2018 were $29.2 million and 11.2%, respectively, compared with $36.6 million and 14.9%, respectively, in the third quarter of 2017.

GAAP earnings per share (diluted) for the third quarter of 2018 were $0.59, compared with $0.75 for the third quarter of 2017.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the third quarter of 2018 were $54.0 million and 20.7%, respectively, compared with $57.6 million and 23.5%, respectively, in the third quarter of 2017.

Non-GAAP net income and non-GAAP net income margin for the third quarter of 2018 were $39.3 million and 15.0%, respectively, compared with $44.7 million and 18.2%, respectively, for the third quarter of 2017. Non-GAAP earnings per share (diluted) for the third quarter of 2018 were $0.79, compared with $0.91 per share, for the third quarter of 2017.

As of September 30, 2018, the Company had cash, cash equivalents, short term bank deposits and marketable securities of $406.2 million, and debt of $56.5 million. During the third quarter of 2018, the Company generated cash from operations of $52.9 million. As of September 30, 2018, the actual number of ordinary shares outstanding was approximately 48.6 million.

Fourth Quarter 2018 Guidance

The Company expects fourth quarter 2018 revenue to be approximately $270 million and to conclude the year with revenues of approximately $1.05 billion, reflecting a year-over-year growth rate of around 17%, based on current expectations of product mix.

In light of the pending acquisition by KLA-Tencor Corporation, Orbotech will not provide guidance other than with respect to quarterly revenues, nor will it hold a conference call to discuss its financial results.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ: ORBK) is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, the previously announced acquisition of Orbotech by KLA, the manner in which the parties plan to effect the transaction, including the share repurchase program being contemplated by KLA, KLA’s ability to raise additional capital necessary to complete the repurchase program within the time frame expected, the expected benefits, synergies and costs of the acquisition of Orbotech by KLA , management plans relating to the transaction, the timing, outcome and impact of the sell-buy rights related to Orbotech’s ownership interest in Frontline triggered by the Orbotech shareholders’ approval of the acquisition by KLA or any similar or voluntary transaction, the expected timing of the completion of the transaction, the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory approvals, the plans, strategies and objectives of management for future operations, product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas, the potential future financial impact of the transaction, and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the foregoing items as well as the possibility that expected benefits of the transaction may not materialize as expected, that the transaction may not be timely completed, if at all, that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions, the risk that the Company may not achieve its revenue expectations within and for 2018 (including, without limitation, due to shifting move-in dates); cyclicality in the industries in which the Company operates, the Company’s supply chain management and production capacity, order cancelation (often without penalty), timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix within and among divisions, which may be amplified by cyclicality and overall investment in electronics manufacturing facilities, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the United Kingdom’s prospective withdrawal from the European Union (known as “Brexit”) and political uncertainty in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smart mobile devices, automotive electronics, flexible applications and devices, augmented reality/virtual reality and wearable devices, high-performance computing, liquid crystal display and organic light emitting diode screens and other sophisticated devices, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the best judgment tax assessment issued by the

Israel Tax Authority with respect to the audit of tax years 2012-2014 in Israel and the related criminal investigation, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; impact of the favorable resolution of the litigation in Korea and the timing, final outcome and impact of the criminal investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP operating income, non-GAAP earnings per diluted share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, particularly amortization of intangible assets; (iii) tax impact including tax effect of Non-GAAP adjustments and tax benefit; (iv) share in losses of equity method investee and amounts associated with non-controlling interests company; (v) release of valuation allowance and/or (vii) expenses associated with the KLA transaction that were recorded during 2018.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2017, and its subsequent SEC filings.

Company Contact: Rami Rozen VP, Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Director of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
Reported operating income on GAAP basis	118,075	94,671	37,404	44,037
Equity-based compensation expenses	10,015	6,982	3,822	2,480
Amortization of intangible assets	19,113	18,635	6,372	6,371
Transaction cost pending merger with KLA	4,706		944

Non-GAAP operating income	$151,909	$120,288	$48,542	$52,888

Reported net income attributable to Orbotech Ltd. on GAAP basis	$95,609	$76,504	$29,224	$36,554
Equity-based compensation expenses	10,015	6,982	3,822	2,480
Amortization of intangible assets	19,113	18,635	6,372	6,371
Tax effect of non-GAAP adjustments	(3,384)	(2,244)	(1,083)	(748)
Transaction cost pending merger with KLA	4,706		944

Non-GAAP net income	$126,060	$99,877	$39,279	$44,657

GAAP earnings per diluted share	$1.95	$1.57	$0.59	$0.75

Non-GAAP earnings per diluted share	$2.57	$2.05	$0.79	$0.91

Shares used in earnings per diluted share computation—in thousands	49,037	48,812	49,502	48,903

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
Net income attributable to Orbotech Ltd. on GAAP basis	$95,609	$76,504	$29,224	$36,554
Net loss attributable to non-controlling interests	(929)	(979)	(167)	(403)
Taxes on income	18,857	14,256	5,600	6,569
Financial expenses—net	4,538	4,890	2,747	1,317
Depreciation and amortization	35,217	32,749	11,811	11,101
Equity-based compensation expenses	10,015	6,982	3,822	2,480
Transaction cost pending merger with KLA	4,706		944

ADJUSTED EBITDA	$168,013	$134,402	$53,981	$57,618